Activeworlds Corp.

40 Wall Street, 58th Floor

New York, NY 10005

Phone: (212) 509-1700

Fax: (212) 363-4231

November 17, 2005

VIA EDGAR

Ms. Cicely D. Luckey

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Activeworlds Corp.

File No. 001-15819

Dear Ms. Luckey:

This letter is responding to your comment letter of October 5, 2005 regarding valuation of warrants issued in exchange for consulting services.

On December 13, 2004, Activeworlds Corp. (the “Company”) issued warrants to purchase 750,000 shares of common stock in connection with a consulting contract to a company which is owned by our largest shareholder. The term of the consulting contract is two years, and the warrants are exercisable for three years at $2.00 per share.  The market price of the Company’s common stock at the date of the consulting contract was $2.45.

In response to the Staff’s comments, we determined the correct amount of expense that should have been recognized using the Black-Scholes-Merton formula to calculate the fair value of the warrants as of the date of the consulting agreement.  Additional discounts were utilized to reflect the probability of exercising the options as well as the limited liquidity of our common stock.  We calculated the fair market value of the warrants to be $0.44 per share of underlying stock.  We also considered the following factors in determining fair market value:

1.

Risk Free Rate – The risk free rate was determined to be 3.09% based on the yield of three year Treasury notes at the time of the contract.

2.

Volatility – A volatility factor of 100% was used given that the Company is an inactive corporation seeking to merge with an operating company, and that any meaningful fluctuations of its stock price is based upon announced merger transactions.  There is no correlation to broader market indices.  However, a volatility of 100% (directly correlated to the market) was used as a proxy in the absence of any meaningful company specific volatility data.

3.

Term – A term of three years was used, consistent with the exercise period of the warrants.

4.

Liquidity Discount – A liquidity discount of 30% was used reflecting the lack of liquidity in the underlying stock and the concentration of ownership associated with the warrant. Additionally, the fact that no registration rights were granted in connection with the common stock underlying the warrants further supports the 30% discount.

5.

Probability of Exercise – An exercise probability factor of 80% was used, reflecting the relatively high probability that the warrants would be exercised.  This conclusion was drawn based upon the fact that on the date of the contract the strike price was below the market price, and that a pending transaction (at the time) was likely to be completed.  Please note that following the termination of the pending transaction, the stock price fell to below $1.00, where it has remained.

The amount previously expensed in the Company’s financial statements in connection with this contract (commencement date December 13, 2004) for the year ended December 31, 2004, was $7,000. Using the methodology outlined above, the amount that should have been expensed for the year ended December 31, 2004, is $ 6,808.  As such, expenses for the year ended December 31, 2004, related to this contract were overstated by $192.

Utilizing guidance set forth in SEC Staff Accounting Bulletin No. 99 (SAB 99), the amount of $192 is considered immaterial.  Accordingly, an adjustment is not required to the financial statements for the year ended December 31, 2004.

In addition, if the methodology set forth above had been used for the quarters ended March 31, 2005, and June 30, 2005, expenses would be reduced by approximately $937 in each quarter.  We consider these amounts to be immaterial as well using the guidance in SAB 99.

If you have any questions, please contact our counsel, Michael D. Harris, Esq. at 561-689-4441.

Sincerely yours,

Sean Deson

President